21shares us llc

477 Madison Avenue, 6th Floor

New York, NY 10022

VIA EDGAR

November 17, 2025

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Shares Solana ETF

Amendment No. 5 to Registration Statement on Form S-1

Filed November 17, 2025
SEC File No. 333-280557

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 21Shares Solana ETF (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, (the “Registration Statement”) be accelerated so that the Registration Statement may become effective no earlier than 5:00 p.m., Eastern Time, on November 17, 2025, or as soon as practicable thereafter.

The Registrant requests that notification of such effectiveness be made by telephone call to Allison Fumai and Anna Tomczyk of Dechert LLP, legal counsel to the Registrant, at 212-698-3526 and 212-641-5626, respectively.

Very truly yours,

21shares SOLANA etf

21Shares US LLC, as Sponsor of the Trust

By:	/s/ Duncan Moir
Name:	Duncan Moir
Title:	President

*	The registrant is a trust, and the person is signing in her capacity as officer of 21Shares US LLC, the Sponsor of the registrant.